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BRENDEN P. CARROLL
brenden.carroll@dechert.com
+1 202 261 3458 Direct
+1 202 261 3027 Fax

June 22, 2022

Via Edgar

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: HSBC Funds (File Nos. 033-07647 and 811-04782) (the “Registrant”)

Dear Ms. Brutlag,

This letter responds to comments that you provided to Devon Roberson and me on June 10, 2022, regarding your review of Post-Effective Amendment No. 286 (“PEA No. 286”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on April 29, 2022. PEA No. 286 was filed on behalf of the Registrant for the purposes of making material changes to the name and principal investment strategy of the HSBC RadiantESG U.S. Smaller Companies Fund (formerly, the HSBC Opportunity Fund) (the “Fund”) and replacing its current investment subadviser with RadiantESG Global Investors LLC (“RadiantESG” or the “Subadviser”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: The Staff notes that Class A Shares and Class C Shares are issued by one series of the Registrant and the Class I Shares are issued by another series of the Registrant. Please apply the Staff’s comments to each of the Funds, as applicable.

Response: The Registrant acknowledges this comment and has responded accordingly.

2.	Comment: Please explain to the Staff how the Fund’s existing portfolio will change because of the repositioning. Specifically, (1) what percentage of the portfolio will need to be repositioned (or turned over) and (2) will there be types of investments that the Fund has historically made that it will no longer make?

Response: The Subadviser currently expects to reposition 90% or more of the Fund’s portfolio to: (1) implement the new investment strategy for the Fund by investing in companies that are believed to have compelling fundamentals and attractive ESG profiles; and (2) realign the market capitalization of the Fund’s portfolio to a range represented by the Fund’s benchmark, the Russell 2500® Growth Index (which, as of May 31, 2022, was between approximately $17 million and $28 billion). Although RadiantESG will continue to invest on behalf of the Fund primarily in equity securities of small and mid-cap companies after the repositioning, RadiantESG generally expects to maintain a portfolio of small and mid-cap companies with market capitalizations within the range represented by the Russell 2500® Growth Index. In addition, RadiantESG will not invest in companies deemed by its proprietary models to exhibit severe ESG risk, namely companies that operate in controversial business lines and companies facing severe controversies, as elaborated on in our response to Question 8 below.

3.	Comment: The prospectus states that the Fund will invest at least 80% of its net assets in U.S. equity securities of small and mid-cap companies. Because the Fund’s name includes “RadiantESG,” please also include in the Fund’s 80% investment policy disclosure regarding the use of ESG factors/criteria.

Response: Although the Registrant respectfully disagrees with the Staff’s position that Rule 35d-1 applies to the use of “RadiantESG” in the Fund’s name (RadiantESG is the name of the Fund’s investment subadviser rather than a suggestion that the Fund focuses its investments in a particular type of investment), the Registrant will nonetheless revise the Fund’s 80% investment policy as follows:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in U.S. equity securities of small and mid-cap companies that meet the Subadviser’s fundamental and environmental, social, and governance (“ESG”) criteria described below (measured at the time of purchase).

4.

Comment: In the “Principal Investment Strategies” section of the Prospectus, please clarify whether all Fund investments, or only a portion of Fund investments, are evaluated using the Subadviser’s ESG criteria.

Response: The Registrant hereby confirms that the Subadviser will evaluate and consider each company in the Fund’s portfolio using its ESG criteria. The Registrant believes this is currently reflected in the following disclosure: “RadiantESG uses a ‘bottom-up’ investment process in which … all of the remaining stocks are analyzed using the …

Positive Change Model … .” The Positive Change Model is RadiantESG’s proprietary investment model that evaluates companies along three dimensions to identify “ESG Leaders,” “ESG Evolvers” and “Impact Leaders.”

5.	Comment: Please explain when and how the Fund intends to provide notice to shareholders of the name change and repositioning.

Response: The Registrant notes that a supplement to the Fund’s prospectus and statement of additional information was filed via EDGAR on April 28, 2022 and mailed/delivered to shareholders shortly thereafter. Accordingly, shareholders have already been notified of the repositioning and selection of RadiantESG and were afforded an opportunity to consider these changes and, if deemed appropriate in light of their current financial position and needs, redeem their shares prior to the effective date of the changes.

6.

Comment: The “Principal Investment Strategies” section of the Prospectus states that: “The Subadviser uses proprietary and third-party data to assess ESG and Impact exposure to specific criteria ….” Please identify the third-party data providers that RadiantESG intends to use. If multiple providers will be used, please list the primary provider(s).

Response: The Registrant respectfully declines to incorporate this comment. The Registrant notes that the Subadviser has its own unique, proprietary ESG scoring system. Although the Subadviser generates these scores using, in part, information from third-party data providers, the Subadviser generally only uses raw data from these third-party data providers as part of its scoring system (rather than “summary” ESG scores provided by these third-party data providers). On this basis, the Subadviser does not believe that the identities of these third-party data providers are material to a shareholder’s investment decision. Moreover, the Subadviser may utilize a variety of third-party data providers, and this universe of third-party data providers may change over time.

7.

Comment: Please revise the order of the Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s net asset value (“NAV”), yield, and total return rather than alphabetically.

Response: The Registrant acknowledges that the SEC has proposed changes to the prospectus disclosure requirements for mutual funds.[1] Among other things, the SEC is

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[1]	See Tailored Shareholder Reports, Treatment of Annual Prospectus Updates for Existing Investors, and Improved Fee and Risk Disclosure for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, SEC Release No. IC-33963 (August 5, 2020).

proposing to amend Form N-1A to state that mutual funds should describe their principal risks in order of importance (with the most significant risks appearing first), and that mutual funds should not describe their principal risks in alphabetical order. The Registrant will monitor whether any changes are adopted and consider revising the order of the Fund’s principal risks at such time. However, in an effort to clarify the presentation of the Fund’s principal risks, the Fund has included the following disclosure at the beginning of the “Principal Investment Risks” section of its Prospectus:

The risks are presented in an order intended to facilitate readability, and their order does not imply that the realization of one risk is likely to occur more frequently than another risk, nor does it imply that the realization of one risk is likely to have a greater adverse impact than another risk.

8.	Comment: The Staff notes that the “ESG Investing Risk” provides examples of what the Fund considers to be “controversial business lines” and “companies with severe controversies.” Please also include such disclosure in the strategy section.

Response: The Registrant will incorporate the comment and will revise the disclosure as follows:

RadiantESG uses a “bottom-up” investment process in which~~: (1)~~ stocks deemed to exhibit excessive tail risk (e.g., micro-cap companies, companies with excessive valuations or volatility, companies that operate in controversial business lines, and companies facing severe controversies) are first excluded from the Portfolio’s investment universe and not considered for investment. Companies that operate in controversial business lines are generally those that are directly engaged in, and/or derive significant revenue from, business lines that are believed to be inconsistent with environmental and socially-aware investing, including:

●Tobacco; ●Coal mining/production; and ●Casinos and gambling.*

* Please see SAI for complete list of all business-line exclusions.

Companies facing severe controversies are generally those that are believed to be the worst offenders when it comes to unethical behavior, environmental damage, legal liability or violation of human rights and liberties.

After excluding stocks that are deemed to exhibit excessive tail risk, (1~~2~~) all of the remaining stocks are then analyzed using the Comprehensive Quality, Stock Sentiment, and Positive Change Models, (2~~3~~) an initial portfolio is constructed from companies scoring highly along both fundamental and ESG criteria, subject to risk management criteria (e.g., industry/sector exposure and position size), and (3~~4~~) RadiantESG performs a qualitative review before constructing the final Portfolio. The Subadviser will sell a stock if the company no longer exhibits both compelling fundamentals and an attractive ESG profile.

9.	Comment: In the “Management” section of the Prospectus, please include disclosure regarding how long each portfolio manager has managed the Fund (i.e., “since June 2022”).

Response: The Registrant will incorporate the comment.

10.

Comment: In the “Financial Highlights,” please include a note regarding the changes to the Fund’s name, principal investment strategy and investment subadviser, similar to the disclosure in the “Performance Bar Chart and Table” section.

Response: The Registrant will incorporate the comment.

11.

Comment: The SAI states that “there is a lack of common industry standards relating to the development and application of ESG criteria, which may make it difficult to compare the Fund with other funds that integrate ESG criteria and the Fund’s investments may differ substantially from other funds that integrate ESG criteria.” The Staff believes this language implies the Fund is an ESG-integration fund rather than an ESG-focused fund. Please revise to remove “integrate” and instead use “consider” or other alternative language.

Response: The Registrant will incorporate the comment.

12.	Comment: Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies or explain why such disclosure is not required.

Response: The Registrant notes that the Subadviser’s proxy voting guidelines were included as an appendix to the SAI, which includes a discussion of how the Subadviser will approach relevant ESG proxy issues. The Subadviser will generally vote in alignment with ISS’ Sustainability Proxy Voting Guidelines, although the Subadviser has discretion to vote in another manner on a case-by-case basis.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Stefano R. Michelagnoli, President, HSBC Funds, and Global Head of Client Operations, HSBC Global Asset Management (USA) Inc.

James M. Curtis, Chief Legal Officer, HSBC Funds, and Associate General Counsel, HSBC Technology & Services (USA) Inc.

Heidi Ridley, Co-Founder and CEO, RadiantESG Global Investors LLC

Kathryn McDonald, Co-Founder, Head of Investments and Sustainability, RadiantESG Global Investors LLC

Devon Roberson, Dechert LLP